SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: December 6, 2010
Commission File No. 001-34104
NAVIOS MARITIME ACQUISITION CORPORATION
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐      No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

     In connection with Navios Maritime Acquisition Corporation’s (the “Company”) initial acquisition of vessels in July 2010, the company agreed to acquire two newbuilding LR1 tankers with delivery scheduled in the second half of 2012. The Company, on December 6, 2010, entered into a term loan Facility Agreement of up to $52.0 million (divided into two tranches of $26.0 million, consisting of 5 advances under each tranche) with EFG Eurobank Ergasias S.A. (the “Facility Agreement”) to partially finance the acquisition costs. Each tranche of the Facility Agreement is repayable in 32 equal quarterly installments of approximately $0.35 million each with a final balloon payment of approximately $15.0 million to be paid on the last repayment date. The repayment of each tranche starts three months after the drawdown date of each advance of the respective vessel. The loan bears interest at an annual rate of LIBOR plus 3%. The loan also requires compliance with certain financial covenants. Among other events, it will be an event of default under the Facility Agreement if the financial covenants are not complied with or the number of shares of common stock controlled by Navios Maritime Holdings Inc., Angeliki Frangou and their respective affiliates, in the aggregate, is less than 20% of the then outstanding shares of common stock. The Facility Agreement is attached hereto as Exhibit 10.1 to this Report and is incorporated herein by reference.
     This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation Registration Statements on Form F-3, File Nos. 333-151707 and 333-169320.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: December 15, 2010

EXHIBIT INDEX

Exhibit No.	Exhibit
10.1	Facility Agreement dated December 6, 2010